Exhibit 99.1

JOYY Reports First Quarter 2020 Unaudited Financial Results

Guangzhou, China, May 21, 2020 (GLOBE NEWSWIRE) - JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global video-based social media platform, today announced its unaudited financial results for the first quarter of 2020.

First Quarter 2020 Financial Highlights

•	Net revenues increased by 49.6% to RMB7,149.4 million (US$1,009.7 million) from RMB4,780.6 million in the corresponding period of 2019.
•	Net income attributable to controlling interest of JOYY Inc.[1] was RMB386.7 million (US$54.6 million), compared to RMB3,120.4 million in the corresponding period of 2019[2].
•	Non-GAAP net income attributable to controlling interest of JOYY Inc.[3] was RMB428.9 million (US$60.6 million), compared to RMB653.5 million in the corresponding period of 2019, primarily due to the impact of the consolidation of Bigo Inc (“Bigo”).

First Quarter 2020 Operational Highlights

•	Global average mobile MAUs[4] reached 520.1 million, among that 77.0% were from markets outside of China.
•	Average mobile MAUs of Likee (formerly known as Like) increased by 121.9% to 131.6 million from 59.3 million in the corresponding period of 2019.
•	Average mobile MAUs of global live streaming services increased by 33.4% to 177.6 million from 133.1 million in the corresponding period of 2019, among that (i) 119.8 million were from China, including 45.1 million from YY, which increased by 21.7% year over year, and 74.7 million from Huya, which increased by 38.6% year over year; and (ii) 57.7 million were from outside of China, including 26.7 million from Bigo Live, which increased by 37.8% year over year, and 31.0 million from HAGO, which increased by 36.3% year over year.

1 Net income attributable to controlling interest of JOYY Inc., is net income less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholder.

2 The high net income attributable to controlling interest of JOYY Inc. in the first quarter of 2019 was mainly due to the remeasurement gain of the Company’s previously held interests in Bigo amounting to RMB2,669.3 million.

3 Non-GAAP net income attributable to controlling interest of JOYY Inc. is a non-GAAP financial measure, which is defined as net income attributable to controlling interest of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, fair value change on derivatives, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to RMB42.2 million (US$6.0 million) and reversal of RMB2,466.9 million in the first quarters of 2020 and 2019, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

4 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

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•	Average mobile MAUs of imo was 211.0 million.
•	Total number of paying users[5] of YY decreased by 3.6% to 4.0 million from 4.1 million in the corresponding period of 2019, primarily due to the impact of COVID-19.
•	Total number of paying users of Huya increased by 13.0% to 6.1 million from 5.4 million in the corresponding period of 2019.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “First and foremost, we would like to extend our sincere gratitude to our global teams. Your resilience, ingenuity, and dedication have enabled us to continue delivering strong operating and financial results despite the global challenging macro environment due to the COVID-19 pandemic.”

Mr. Li continued, “During the first quarter, our dual-engine growth strategy of combining living streaming with short-form videos continued to produce good results across all of our business segments. Bigo Live, our global live streaming platform, achieved 37.8% year-over-year MAU growth with our continuous global expansion. Driven by the rapid growth of Bigo Live in the developed market, the live streaming revenues of Bigo segment increased 92.4% to RMB1,972.3 million (US$278.5 million) in the first quarter. 6 Also, Likee, our global short-form video platform, grew its MAUs by 121.9% year over year as it accelerated its expansion in developed markets and further strengthened its leading position in the key developing markets. In addition, Hago is entering into a new growth phase to become a vibrant social network platform for young generation with solid progress in monetization. Meanwhile, YY Live further cemented its domestic market leadership in China by launching innovative virtual entertainment events and upgrading its live streaming content. Looking ahead, as the consumption of live streaming and short-form video services becomes increasingly prevalent around the globe, we aim to stay at the forefront of this growth surge as we continue to build technology platforms, connect users, offer more diverse and tailored content, and bring joyful and youthful experiences to people everywhere.”

Mr. Bing Jin, Chief Financial Officer of JOYY, further commented, “We started the year with solid first quarter results despite increasing macroeconomic uncertainties. During the first quarter, we grew our total revenues by 49.6% year over year to RMB7,149.4 million, exceeding the high-end of our previous guidance. For now, the adverse impacts of the global COVID-19 pandemic to our operation have been relatively mild, as the demand for online entertainment content and engaging social media networks remained resilient. We are confident that our abundant cash reserves, efficient operations, and prudent investment approach have laid a solid foundation for our next phase of global growth and attractive shareholder returns.”

5 Refers to a registered user that has purchased virtual items on YY’s platforms at least once during the period presented.

6 Assuming that the acquisition of Bigo Inc had occurred on January 1, 2019, the pro forma live streaming revenues of Bigo segment would be RMB1,025.4 million and the live streaming revenue growth rate of Bigo will be 92.4% in the first quarter.

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First Quarter 2020 Financial Results

NET REVENUES

Net revenues increased by 49.6% to RMB7,149.4 million (US$1,009.7 million) in the first quarter of 2020 from RMB4,780.6 million in the corresponding period of 2019, primarily driven by an increase in live streaming revenues and the contribution from the consolidation of Bigo.

Live streaming revenues increased by 50.6% to RMB6,756.3 million (US$954.2 million) in the first quarter of 2020 from RMB4,485.0 million in the corresponding period of 2019, primarily attributable to the continued live streaming revenues growth in both Huya segment and Bigo segment.

Other revenues increased by 33.0% to RMB393.2 million (US$55.5 million) in the first quarter of 2020 from RMB295.6 million in the corresponding period of 2019, primarily driven by the increase in advertising revenues from Bigo.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 56.5% to RMB4,945.8 million (US$698.5 million) in the first quarter of 2020 from RMB3,160.3 million in the corresponding period of 2019. Revenue-sharing fees and content costs increased to RMB3,549.4 million (US$501.3 million) in the first quarter of 2020 from RMB2,524.7 million in the corresponding period of 2019 as a result of the increase in live streaming revenues of the Company. Bandwidth costs increased to RMB528.1 million (US$74.6 million) in the first quarter of 2020 from RMB297.4 million in the corresponding period of 2019, as the overseas user base and time spent continued to expand following the consolidation of Bigo.

Gross profit increased by 36.0% to RMB2,203.6 million (US$311.2 million) in the first quarter of 2020 from RMB1,620.3 million in the corresponding period of 2019. Gross margin was 30.8% in the first quarter of 2020, compared to 33.9% in the corresponding period of 2019. The gross margin contraction was primarily caused by the fact that Huya and Bigo segments had lower gross margins but contributed significantly greater portions of net revenues in the first quarter of 2020, compared to the corresponding period of 2019.

OPERATING INCOME

Operating expenses were RMB2,049.4 million (US$289.4 million) in the first quarter of 2020, compared to RMB1,215.4 million in the corresponding period of 2019. Among the operating expenses, sales and marketing expenses increased to RMB1,038.8 million (US$146.7 million) in the first quarter of 2020 from RMB 534.2 million in the corresponding period of 2019, primarily due to the Company’s increased efforts in sales and marketing activities in overseas markets and the impact of depreciation and amortization related to the consolidation of Bigo. Research and development expenses increased to RMB722.2 million (US$102.0 million) in the first quarter of 2020 from RMB 404.7 million in the corresponding period of 2019, mostly due to the increase in salaries caused primarily by the consolidation of Bigo.

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Operating income was RMB186.4 million (US$26.3 million) in the first quarter of 2020, compared to RMB473.6 million in the corresponding period of 2019. Operating margin was 2.6% in the first quarter of 2020, compared to 9.9% in the corresponding period of 2019, primarily due to the decrease in gross margin, the impact of depreciation and amortization related to the consolidation of Bigo and other overseas expansion initiatives.

Non-GAAP operating income7 was RMB613.2 million (US$86.6 million) in the first quarter of 2020, compared to RMB717.3 million in the corresponding period of 2019. Non-GAAP operating margin8 was 8.6% in the first quarter of 2020, compared to 15.0% in the corresponding period of 2019.

NET INCOME

Net income attributable to controlling interest of JOYY Inc. was RMB386.7 million (US$54.6 million) in the first quarter of 2020, compared to RMB3,120.4 million in the corresponding period of 2019. Net margin was 5.4% in the first quarter of 2020, compared to 65.3% in the corresponding period of 2019. The high net income attributable to controlling interest of JOYY Inc. and high net margin in the first quarter of 2019 were mainly due to the remeasurement gain of the Company’s previously held interests in Bigo amounting to RMB2,669.3 million. The higher effective tax rate in the first quarter of 2020 was primarily due to the profit (loss) structure and the different effective tax rates of YY, Huya and Bigo segments. Particularly, the Company did not receive much benefit from losses incurred by Bigo as a majority of Bigo’s business was subject to a low applicable tax rate in its jurisdiction.

Non-GAAP net income attributable to controlling interest of JOYY Inc. was RMB428.9 million (US$60.6 million) in the first quarter of 2020, compared to RMB653.5 million in the corresponding period of 2019. Non-GAAP net margin9 was 6.0% in the first quarter of 2020, compared to 13.7% in the corresponding period of 2019.

NET INCOME PER ADS

Diluted net income per ADS10 was RMB4.49 (US$0.63) in the first quarter of 2020, compared to RMB44.55 in the corresponding period of 2019. The high diluted net income per ADS in the first quarter of 2019 was mainly due to the remeasurement gain of the Company’s previously held interests in Bigo amounting to RMB2,669.3 million.

7 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

8 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

9 Non-GAAP net margin is non-GAAP net income attributable to controlling interest of JOYY Inc. as a percentage of net revenues.

10 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders of JOYY Inc. divided by weighted average number of diluted ADS.

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Non-GAAP diluted net income per ADS11 was RMB4.80 (US$0.68) in the first quarter of 2020, compared to RMB9.32 in the corresponding period of 2019.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2020, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of RMB26,567.1 million (US$3,752.0 million). For the first quarter of 2020, net cash from operating activities was RMB373.7 million (US$52.8 million).

SHARES OUTSTANDING

As of March 31, 2020, the Company had a total of 1,610.4 million common shares, or the equivalent of 80.5 million ADSs, outstanding.

Business Outlook

This forecast no longer takes the operating results of Huya into account as the Company no longer consolidates the operating results of HUYA Inc. For the second quarter of 2020, the Company expects net revenues to be between RMB5.00 billion and RMB5.15 billion, representing a year-over-year growth of 16.7% to 20.2%, excluding the revenue contribution from Huya in the same period of last year. This forecast considers the potential impact of the COVID-19 outbreak and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China and elsewhere.

Recent Developments

On April 3, 2020, the Company announced that it had transferred 16,523,819 Class B ordinary shares of HUYA Inc. to Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”) for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya from the Company. The purchase price was determined based on the average closing prices of Huya’s American depositary shares in the last 20 trading days prior to the receipt of Tencent’s written exercise notice by JOYY and Huya in accordance with Huya’s second amended and restated shareholders agreement dated March 8, 2018. As a result of the closing of the share transfer, Tencent increased its voting power in Huya to 50.1% on a fully-diluted basis, or 50.9% calculated based on the total issued and outstanding shares of Huya. Upon the completion of the share transfer, Huya Inc. ceased to be a subsidiary of the Company and the Company will account for the investment in Huya using the equity method. As a result, the Company no longer consolidates financial statements of Huya, starting from the second quarter of 2020. The financial information of Huya will be presented in discontinued operations and will not be presented as a separate segment starting from the second quarter of 2020.

11 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders of JOYY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

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The Company today announced that its board of directors has authorized to extend its existing share repurchase plan, as previously approved by the board of directors in August 2019, for another 12-month period upon its original expiry date under which the Company may repurchase up to US$300 million of its shares between August 2019 and August 2021. The share repurchases may continue to be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. JOYY’s board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing funds. As of March 31, 2020, the Company had repurchased approximately US$45.4 million of its shares.

Conference Call Information

The Company will hold a conference call on Wednesday, May 20, 2020, at 9:00 P.M. Eastern Time (or Thursday, May 21, 2020, at 9:00 A.M. Beijing Time) to discuss the financial results. Details for the conference call are as follows:

Event Title: JOYY’s First Quarter 2020 Earnings Conference Call

Conference ID: #5179302

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/5179302

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

The replay will be accessible through May 28, 2020, by dialing the following numbers:

United States: +1-646-254-3697

International: +61-2-8199-0299

Conference ID: #5179302

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Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns YY Live, a leading live streaming social media platform in China. In addition, JOYY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; imo, a global video communication app and other social applications. JOYY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to controlling interest of JOYY Inc., non-GAAP net margin attributable to controlling interest of JOYY Inc., non-GAAP net income attributable to common shareholders of JOYY Inc., and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income is net income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income attributable to controlling interest of JOYY Inc. is net income attributable to controlling interest of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net margin is non-GAAP net income attributable to controlling interest of JOYY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders of JOYY Inc. is net income attributable to common shareholders of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income attributable to controlling interests of JOYY Inc. is equal to the non-GAAP net income attributable to common shareholders of JOYY Inc. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders of JOYY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

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The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Matthew Zhao

Maggie Yan

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

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JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,893,538	4,018,886	567,575
Restricted cash and cash equivalents	4,892	4,892	691
Short-term deposits	16,770,885	16,338,279	2,307,406
Restricted short-term deposits	653,034	303,018	42,794
Short-term investments	5,622,189	5,902,064	833,531
Accounts receivable, net	762,018	898,513	126,894
Amounts due from related parties	17,262	38,372	5,419
Financing receivables, net	105,344	42,556	6,010
Prepayments and other current assets	970,807	922,815	130,327

Total current assets	28,799,969	28,469,395	4,020,647

Non-current assets
Deferred tax assets	127,635	162,048	22,886
Investments	2,362,907	2,999,788	423,651
Property and equipment, net	2,256,360	2,329,767	329,026
Land use rights, net	1,736,544	1,724,520	243,549
Intangible assets, net	3,179,863	3,039,279	429,228
Right-of-use assets, net	275,607	277,360	39,171
Goodwill	12,947,192	13,149,132	1,857,012
Financing receivables, net	129,380	129,380	18,272
Other non-current assets	394,026	408,745	57,726

Total non-current assets	23,409,514	24,220,019	3,420,521

Total assets	52,209,483	52,689,414	7,441,168

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	124,551	132,081	18,653
Deferred revenue	1,343,308	1,230,003	173,710
Advances from customers	150,091	141,108	19,928
Income taxes payable	451,623	472,801	66,772
Accrued liabilities and other current liabilities	4,673,000	4,271,030	603,185
Amounts due to related parties	222,281	161,038	22,743
Lease liabilities due within one year	115,564	131,473	18,568
Short-term loans	557,203	370,565	52,334

Total current liabilities	7,637,621	6,910,099	975,893

Non-current liabilities
Convertible bonds	5,008,571	5,190,612	733,054
Lease liabilities	162,779	156,184	22,057
Deferred revenue	240,541	244,366	34,511
Deferred tax liabilities	264,639	274,783	38,807
Other non-current liabilities	11,495	5,689	803

Total non-current liabilities	5,688,025	5,871,634	829,232

Total liabilities	13,325,646	12,781,733	1,805,125

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JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$

Mezzanine equity	466,071	483,634	68,302

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,301,845,404 shares issued and 1,293,162,504 shares outstanding as of December 31, 2019; 1,303,271,424 shares issued and 1,283,903,148 shares outstanding as of March 31, 2020, respectively)	80	80	11
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	24	24	3
Treasury Shares (US$0.00001 par value; 8,682,900 and 19,368,276 shares held as of December 31, 2019 and March 31, 2020, respectively)	(168,072)	(320,858)	(45,314)
Additional paid-in capital	21,921,562	22,189,916	3,133,815
Statutory reserves	149,961	149,961	21,179
Retained earnings	10,272,122	10,638,829	1,502,492
Accumulated other comprehensive income	890,209	1,191,898	168,328

Total JOYY Inc.’s shareholders’ equity	33,065,886	33,849,850	4,780,514

Non-controlling interests	5,351,880	5,574,197	787,227

Total shareholders’ equity(1)	38,417,766	39,424,047	5,567,741

Total liabilities, mezzanine equity and shareholders’ equity	52,209,483	52,689,414	7,441,168

(1)	On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to shareholders’ equity, amounting to RMB12.1 million, was recognized as of January 1, 2020.

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JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$

Net revenues
Live streaming	4,485,020	7,146,572	6,756,251	954,165
Others	295,564	471,587	393,194	55,530

Total net revenues	4,780,584	7,618,159	7,149,445	1,009,695

Cost of revenues(1)	(3,160,325)	(5,101,009)	(4,945,823)	(698,484)

Gross profit	1,620,259	2,517,150	2,203,622	311,211

Operating expenses(1)
Research and development expenses	(404,736)	(802,267)	(722,222)	(101,997)
Sales and marketing expenses	(534,236)	(1,026,417)	(1,038,800)	(146,707)
General and administrative expenses	(276,424)	(468,264)	(288,342)	(40,722)

Total operating expenses	(1,215,396)	(2,296,948)	(2,049,364)	(289,426)

Gain on disposal of subsidiaries and business		82,699	-	-
Other income	68,688	59,290	32,137	4,539

Operating income	473,551	362,191	186,395	26,324

Other non-operating expenses	-	-	(22,010)	(3,108)
Interest expense	(6,219)	(124,574)	(124,515)	(17,585)
Interest income and investment income	148,289	225,531	200,133	28,264
Foreign currency exchange gain (losses), net	1,333	(21,731)	(13,404)	(1,893)
Gain on disposal of investments	-	-	108,903	15,380
Gain on fair value change of investments	2,649,843	26,670	335,954	47,446
Fair value change on derivatives	-	(14,258)	10,346	1,461

Income before income tax expenses	3,266,797	453,829	681,802	96,289

Income tax expenses	(123,971)	(192,184)	(182,012)	(25,705)

Income before share of income (loss) in equity method investments, net of income taxes	3,142,826	261,645	499,790	70,584

Share of income (loss) in equity method investments, net of income taxes	7,156	3,176	(13,104)	(1,851)

Net income	3,149,982	264,821	486,686	68,733

Less: Net income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	29,549	92,024	100,021	14,126

Net income attributable to controlling interest of JOYY Inc.	3,120,433	172,797	386,665	54,607

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	9,365	9,790	9,705	1,371
Cumulative dividend on subsidiary’s Series A Preferred Shares	6,730	7,036	6,975	985

Net income attributable to common shareholders of JOYY Inc.	3,104,338	155,971	369,985	52,251
12

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$

Net income per ADS
—Basic	44.93	1.95	4.63	0.65
—Diluted	44.55	1.87	4.49	0.63
Weighted average number of ADS used in calculating net income per ADS
—Basic	69,097,090	79,917,791	79,980,844	79,980,844
—Diluted	69,640,885	81,102,544	81,410,241	81,410,241

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended
	March 31, 2019	December 31 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$

PRC	4,189,410	5,701,605	5,051,165	713,361
Non-PRC	295,610	1,444,967	1,705,086	240,804

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2019	December 31 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$

Cost of revenues	14,309	30,733	26,529	3,747
Research and development expenses	70,607	145,887	124,323	17,558
Sales and marketing expenses	1,976	4,647	4,493	635
General and administrative expenses	94,877	73,195	85,252	12,040

13

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$

Operating income	473,551	362,191	186,395	26,324
Share-based compensation expenses	181,769	254,462	240,597	33,980
Impairment of goodwill and investments	-	52,334	-	-
Gain on disposal of subsidiaries and business	-	(82,699)	-	-
Amortization of intangible assets from business acquisitions	62,000	194,982	186,189	26,295

Non-GAAP operating income	717,320	781,270	613,181	86,599

Net income	3,149,982	264,821	486,686	68,733
Share-based compensation expenses	181,769	254,462	240,597	33,980
Impairment of goodwill and investments	-	52,334	-	-
Gain on disposal of subsidiaries and business	-	(82,699)	-	-
Amortization of intangible assets from business acquisitions	62,000	194,982	186,189	26,295
Gain on disposal of investments	-	-	(108,903)	(15,380)
Gain on fair value change of investments(1)	(2,649,843)	(26,670)	(335,954)	(47,446)
Reconciling items on the share of equity method investments(1)	(5,495)	2,060	2,433	344
Fair value change on derivatives	-	14,258	(10,346)	(1,461)
Interest expenses related to the convertible bonds’ amortization to face value	-	102,510	102,242	14,439
Income tax effects on non-GAAP adjustments	(16,996)	(30,889)	21,095	2,979

Non-GAAP net income	721,417	745,169	584,039	82,483

Net income attributable to common shareholders of JOYY Inc.	3,104,338	155,971	369,985	52,251
Share-based compensation expenses	181,769	254,462	240,597	33,980
Impairment of goodwill and investments	-	52,334	-	-
Gain on disposal of subsidiaries and business	-	(82,699)	-	-
Amortization of intangible assets from business acquisitions	62,000	194,982	186,189	26,295
Gain on disposal of investments	-	-	(108,903)	(15,380)
Gain on fair value change of investments	(2,649,843)	(26,670)	(335,954)	(47,446)
Reconciling items on the share of equity method investments	(5,495)	2,060	2,433	344
Fair value change on derivatives	-	14,258	(10,346)	(1,461)
Interest expenses related to the convertible bonds’ amortization to face value	-	102,510	102,242	14,439
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	16,095	16,826	16,680	2,356
Income tax effects on non-GAAP adjustments	(16,996)	(30,889)	21,095	2,979
Non-GAAP adjustments for net loss (gain) attributable to the non-controlling interest shareholders	(38,346)	(52,381)	(55,108)	(7,783)

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	653,522	600,764	428,910	60,574

Non-GAAP net income per ADS
—Basic	9.46	7.52	5.36	0.76
—Diluted	9.32	6.70	4.80	0.68
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	69,097,090	79,917,791	79,980,844	79,980,844
—Diluted	69,640,885	91,529,644	91,837,341	91,837,341

(1)	Gain (loss) on fair value change of equity investees’ investments was reclassified to the Reconciling items on the share of equity method investments from Gain on fair value change of investments.

14

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020

	YY	Huya	Bigo	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,509,431	2,274,490	1,972,330	-	6,756,251	954,165
Others	121,141	137,458	134,595	-	393,194	55,530

Total net revenues	2,630,572	2,411,948	2,106,925	-	7,149,445	1,009,695

Cost of revenues(2)	(1,540,085)	(1,937,145)	(1,468,593)	-	(4,945,823)	(698,484)

Gross profit	1,090,487	474,803	638,332	-	2,203,622	311,211
Operating expenses(2)
Research and development expenses	(269,811)	(156,058)	(296,353)	-	(722,222)	(101,997)
Sales and marketing expenses	(258,994)	(106,536)	(673,270)	-	(1,038,800)	(146,707)
General and administrative expenses	(114,940)	(90,206)	(83,196)	-	(288,342)	(40,722)

Total operating expenses	(643,745)	(352,800)	(1,052,819)	-	(2,049,364)	(289,426)

Other income	14,710	11,327	6,100	-	32,137	4,539

Operating income (loss)	461,452	133,330	(408,387)	-	186,395	26,324

Other non-operating expenses	(10,000)	(10,010)	(2,000)	-	(22,010)	(3,108)
Interest expenses	(122,238)	-	(16,050)	13,773	(124,515)	(17,585)
Interest income and investment income	127,592	85,740	574	(13,773)	200,133	28,264
Foreign currency exchange losses, net	(5,436)	(1,425)	(6,543)	-	(13,404)	(1,893)
Fair value change on derivatives	10,346	-	-	-	10,346	1,461
Gain on disposal of investments	108,903	-	-	-	108,903	15,380
Gain on fair value change of investments	333,794	2,160	-	-	335,954	47,446

Income (loss) before income tax expenses	904,413	209,795	(432,406)	-	681,802	96,289

Income tax (expenses) benefits	(163,393)	(37,556)	18,937	-	(182,012)	(25,705)

Income (loss) before share of loss in equity method investments, net of income taxes	741,020	172,239	(413,469)	-	499,790	70,584

Share of loss in equity method investments, net of income taxes	(12,091)	(1,013)	-	-	(13,104)	(1,851)

Net income (loss)	728,929	171,226	(413,469)	-	486,686	68,733

15

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2020

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	2,732	14,880	8,917	26,529	3,747
Research and development expenses	20,398	36,323	67,602	124,323	17,558
Sales and marketing expenses	793	2,578	1,122	4,493	635
General and administrative expenses	36,768	40,050	8,434	85,252	12,040

16

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2020

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	461,452	133,330	(408,387)	186,395	26,324
Share-based compensation expenses	60,691	93,831	86,075	240,597	33,980
Amortization of intangible assets from business acquisitions	-	-	186,189	186,189	26,295

Non-GAAP operating income (loss)	522,143	227,161	(136,123)	613,181	86,599

Net income (loss)	728,929	171,226	(413,469)	486,686	68,733
Share-based compensation expenses	60,691	93,831	86,075	240,597	33,980
Amortization of intangible assets from business acquisitions	-	-	186,189	186,189	26,295
Gain on disposal of investments	(108,903)	-	-	(108,903)	(15,380)
Gain on fair value change of investments	(333,794)	(2,160)	-	(335,954)	(47,446)
Reconciling items on the share of equity method investments	2,433	-	-	2,433	344
Fair value change on derivatives	(10,346)	-	-	(10,346)	(1,461)
Interest expenses related to the convertible bonds’ amortization to face value	102,242	-	-	102,242	14,439
Income tax effects on non-GAAP adjustments	44,747	540	(24,192)	21,095	2,979

Non-GAAP net income (loss)	485,999	263,437	(165,397)	584,039	82,483

17

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2019

	YY(1)	Huya	Bigo	Elimination(2)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	3,161,700	2,346,141	1,638,731	-	7,146,572	1,026,541
Others	184,708	121,329	165,550	-	471,587	67,739

Total net revenues	3,346,408	2,467,470	1,804,281	-	7,618,159	1,094,280

Cost of revenues(3)	(1,842,255)	(2,000,909)	(1,257,845)	-	(5,101,009)	(732,714)

Gross profit	1,504,153	466,561	546,436	-	2,517,150	361,566
Operating expenses(3)
Research and development expenses	(321,240)	(178,290)	(302,737)	-	(802,267)	(115,238)
Sales and marketing expenses	(299,985)	(118,324)	(608,108)	-	(1,026,417)	(147,436)
General and administrative expenses	(245,533)	(96,367)	(126,364)	-	(468,264)	(67,262)

Total operating expenses	(866,758)	(392,981)	(1,037,209)	-	(2,296,948)	(329,936)

Gain on disposal of subsidiaries and business	82,699	-	-	-	82,699	11,879
Other income	29,929	28,046	1,315	-	59,290	8,516

Operating income (loss)	750,023	101,626	(489,458)	-	362,191	52,025

Interest expenses	(123,570)	-	(15,282)	14,278	(124,574)	(17,894)
Interest income and investment income	150,749	88,346	714	(14,278)	225,531	32,396
Foreign currency exchange (losses) gains, net	(2,221)	99	(19,609)	-	(21,731)	(3,121)
Fair value change on derivatives	(14,258)	-	-	-	(14,258)	(2,048)
Gain on fair value change of investments	26,670	-	-	-	26,670	3,831

Income (loss) before income tax expenses	787,393	190,071	(523,635)	-	453,829	65,189

Income tax (expenses) benefits	(170,114)	(27,599)	5,529	-	(192,184)	(27,606)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	617,279	162,472	(518,106)	-	261,645	37,583

Share of income (loss) in equity method investments, net of income taxes	5,978	(2,802)	-	-	3,176	456

Net income (loss)	623,257	159,670	(518,106)	-	264,821	38,039
18

(1)	In 2019 the segment of “YY Live” was renamed as “YY”.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	7,189	14,806	8,738	30,733	4,415
Research and development expenses	38,211	36,369	71,307	145,887	20,955
Sales and marketing expenses	917	2,640	1,090	4,647	667
General and administrative expenses	35,433	28,370	9,392	73,195	10,514

19

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	750,023	101,626	(489,458)	362,191	52,025
Share-based compensation expenses	81,750	82,185	90,527	254,462	36,551
Impairment of goodwill and investments	52,334	-	-	52,334	7,517
Gain on disposal of subsidiaries and business	(82,699)	-	-	(82,699)	(11,879)
Amortization of intangible assets from business acquisitions	-	-	194,982	194,982	28,007

Non-GAAP operating income (loss)	801,408	183,811	(203,949)	781,270	112,221

Net income (loss)	623,257	159,670	(518,106)	264,821	38,039
Share-based compensation expenses	81,750	82,185	90,527	254,462	36,551
Impairment of goodwill and investments	52,334	-	-	52,334	7,517
Gain on disposal of subsidiaries and business	(82,699)	-	-	(82,699)	(11,879)
Amortization of intangible assets from business acquisitions	-	-	194,982	194,982	28,007
Gain on fair value change of investments	(26,670)	-	-	(26,670)	(3,831)
Reconciling items on the share of equity method investments	2,060	-	-	2,060	296
Fair value change on derivatives	14,258	-	-	14,258	2,048
Interest expenses related to the convertible bonds’ amortization to face value	102,510	-	-	102,510	14,725
Income tax effects on non-GAAP adjustments	9,235	-	(40,124)	(30,889)	(4,437)

Non-GAAP net income (loss)	776,035	241,855	(272,721)	745,169	107,036

20

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019

	YY(1)	Huya	Bigo(2)	Elimination(3)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,566,523	1,552,482	366,015	-	4,485,020	668,289
Others	186,733	78,996	29,835	-	295,564	44,040

Total net revenues	2,753,256	1,631,478	395,850	-	4,780,584	712,329

Cost of revenues(4)	(1,548,046)	(1,358,105)	(254,174)	-	(3,160,325)	(470,903)

Gross profit	1,205,210	273,373	141,676	-	1,620,259	241,426
Operating expenses(4)
Research and development expenses	(235,502)	(90,044)	(79,190)	-	(404,736)	(60,308)
Sales and marketing expenses	(266,317)	(78,164)	(189,755)	-	(534,236)	(79,604)
General and administrative expenses	(163,364)	(85,811)	(27,249)	-	(276,424)	(41,188)

Total operating expenses	(665,183)	(254,019)	(296,194)	-	(1,215,396)	(181,100)

Other income	58,066	8,864	1,758	-	68,688	10,235

Operating income (loss)	598,093	28,218	(152,760)	-	473,551	70,561

Interest expenses	(6,219)	-	(1,395)	1,395	(6,219)	(927)
Interest income and investment income	94,745	54,585	354	(1,395)	148,289	22,096
Foreign currency exchange (losses) gain, net	(965)	(374)	2,672	-	1,333	199
Gain on fair value change of investments	2,649,843	-	-	-	2,649,843	394,839

Income (loss) before income tax expenses	3,335,497	82,429	(151,129)	-	3,266,797	486,768

Income tax (expenses) benefits	(110,380)	(18,968)	5,377	-	(123,971)	(18,472)

Income before share of (loss) income in equity method investments, net of income taxes	3,225,117	63,461	(145,752)	-	3,142,826	468,296

Share of income (loss) in equity method investments, net of income taxes	7,157	(1)	-	-	7,156	1,066

Net income (loss)	3,232,274	63,460	(145,752)	-	3,149,982	469,362
21

(1)	In 2019 the segment of “YY Live” was renamed as “YY”.

(2)	On March 4, 2019, JOYY completed the acquisition of Bigo. Therefore, Bigo’s financial results from March 4, 2019 to March 31, 2019 were included in JOYY’s consolidated financial statements.

(3)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(4)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	7,224	4,020	3,065	14,309	2,132
Research and development expenses	25,992	11,824	32,791	70,607	10,521
Sales and marketing expenses	552	904	520	1,976	294
General and administrative expenses	38,194	51,078	5,605	94,877	14,137

22

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	598,093	28,218	(152,760)	473,551	70,561
Share-based compensation expense	71,962	67,826	41,981	181,769	27,084
Amortization of intangible assets from business acquisitions	-	-	62,000	62,000	9,238

Non-GAAP operating income (loss)	670,055	96,044	(48,779)	717,320	106,883

Net income (loss)	3,232,274	63,460	(145,752)	3,149,982	469,362
Share-based compensation expenses	71,962	67,826	41,981	181,769	27,084
Amortization of intangible assets from business acquisitions	-	-	62,000	62,000	9,238
Gain on fair value change of investments	(2,649,843)	-	-	(2,649,843)	(394,839)
Reconciling items on the share of equity method investments	(5,495)	-	-	(5,495)	(819)
Income tax effects on non-GAAP adjustments	(7,479)	-	(9,517)	(16,996)	(2,532)

Non-GAAP net income (loss)	641,419	131,286	(51,288)	721,417	107,494

23